

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

January 9, 2017

Via E-mail
Brent David Willis
Chief Executive Officer
New Age Beverages Corporation
1700 East 68th Avenue
Denver, CO 80229

> **Re:** **New Age Beverages Corporation**
> **Registration Statement on Form S-1**
> **Filed December 22, 2016**
> **File No. 333-215267**

Dear Mr. Willis:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Unaudited Pro Forma Combined Financial Statements
For the Nine Months Ended September 30, 2016 and the year ended December 31, 2015, page 11

1. The amount of general and administrative expenses in the column reflecting the Xing Group's results of operations for the six months ended June 30, 2016 of $1,217,683 does not agree the amount reflected in the Xing Group's financial statements included on page F-42 of $1,396,512. Please reconcile and revise these amounts. Also the Xing Group's total operating expenses, income from operations and net income on page 11 should be similarly revised to agree to the Xing Group financial statements on page F-42.

2. We note your response to comment 3. It is unclear how the pro forma adjustment to weighted average shares for the Xing Group acquisition of 2,873,583 shares was

determined. Please explain in your footnote disclosures how this share adjustment was determined.

3. We note your response to comment 5 and note that your pro forma statement of operations for the nine months ended September 30, 2016 continues to include adjustments to eliminate transaction related costs of $388,355 and $1,023,756. However, you have revised the amount of transaction costs attributable to your Xing acquisition in the third bullet point on page 29 to $1,412,111. This amount is now different from the amount of transaction costs of $1,714,463 disclosed in Note 3 to the interim financial statements. Please reconcile and revise these disclosures for consistency. Also, please revise your pro forma adjustment as necessary to eliminate all transaction costs related to the Xing Group acquisition from your pro forma results of operations for the nine months ended September 30, 2016.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 30

4. Your response to comment 11 indicates that you have removed the back-lining between the tables reflecting your results of operations for the three months ended September 30, 2016 and 2015. However, we continue to note the black-lining between these periods included on pages 30 and 31 of the registration statement. Please revise to eliminate the black-lining between these periods since no change in basis or reporting entity occurred between these periods.

For the year ended December 31, 2015 and the year ended December 31, 2014

Cost of goods sold, page 32

5. Please revise your discussion of cost of goods sold for the year ended December 31, 2015 to include the results of operations for the nine months ended December 31, 2015 (Successor) plus the three months ended March 31, 2015 (Predecessor) as compared to the year ended December 31, 2014 (Predecessor).

Cash Flows

Investing Activities, page 36

6. Please revise the discussion of net cash used in investing activities in the amount of $424,327 to indicate this amount is for six months ended September 30, 2015 (Successor) rather than for the six months ended September 30, 2016 (Successor).

Financing Activities, page 36

7. Please revise the discussion of net cash provided by financing activities in the amount of $408,621 to indicate this amount is for the six months ended September 30, 2015 (Successor) rather than the three months ended September 30, 2015 (Successor).

8. The amount of net cash provided by financing activities in the amount of $284,054 for the nine months ended December 31, 2015 does not agree to the amount in your statement of cash flows for this period of $248,054. Please revise the amount to be consistent with the amount disclosed on page F-18.

Security Ownership of Certain Beneficial Owners and Management, page 48

9. We note your response to comment 19. As previously requested, please describe the terms under which Brent Willis received the shares described in footnote (**7**) to the table, including all information required by Item 404 of Regulation S-K. The shares issued to Mr. Willis as a sign-on incentive bonus, as described on page 47, do not appear to reconcile with those listed in the table on this page. Please reconcile or advise.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Joanna Lam at (202) 551-3476 or Linda Cvrkel at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Hillary Daniels at (202) 551-3959 or Brigitte Lippmann at (202) 551-3713 with any other questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director
Office of Beverages, Apparel, and Mining

cc: Ken Bart, Esq.
        Bart and Associates, LLC